Exhibit 21.1

Subsidiaries of Registrant

Name	State or Country of Organization
SolidEnery Systems, LLC	Delaware
SolidEnergy Systems (Shanghai) Co., Ltd.	China
SolidEnergy Systems Securities Corporation	Massachusetts
Viking Power Systems Pte. Ltd.	Singapore
Massachusetts Solid Energy Co. Ltd (Korea)	South Korea